Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

January 5, 2024

VIA EDGAR CORRESPONDENCE

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust

File Nos. 333-180871 and 811-22700

Dear Ms. Brutlag:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Exchange Listed Funds Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 6, 2023 (the “Registration Statement”). The Registration Statement relates to Cabana Target Beta ETF (formerly, Cabana Target Drawdown 7 ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

The Staff notes that footnote 2 to the Fund’s fee table states that the expense limitation agreement is effective “through at least August 31, 2025, unless earlier terminated by the Board of Trustees (the “Board”) of Exchange Listed Funds Trust (the “Trust”) for any reason at any time;” however, later disclosure in Item 9 states that the expense limitation agreement will remain in effect “at least through August 31, 2025 and may be terminated, without payment of any penalty: (i) by the Trust for any reason and at any time and (ii) by the Adviser, for any reason, upon sixty days’ prior written notice to the Trust, such termination to be effective as of the close of business on the last day of the then-current effective period.”

Please revise the disclosure for accuracy and consistency. Specifically, the Staff notes that if such agreement is an at-will agreement it is not permitted to be disclosed in Item 4 (i.e., in the fee table, the expense example or the footnotes to the fee table). Further, please revise the disclosure in Item 9 to state that the agreement can be terminated at any time by the Board (and not the Trust). If the disclosure is accurate as currently presented, please explain to the Staff why the Trust, and not the Board, has discretion to terminate the agreement.

Response to Comment 1

The disclosure relating to the fee waiver and expense reimbursement agreement set forth in the section entitled “Fund Management” has been revised to align with the disclosure set forth in Footnote 2 to the “Annual Fund Operating Expenses” table as set forth below:

Effective September 1, 2023, the Adviser contractually agreed to waive its fees and reimburse expenses to the extent necessary to keep total annual operating expenses of the Fund (excluding amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, interest expense, taxes, acquired fund fees and expenses, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) from exceeding 0.69% of the Fund’s average daily net assets. Effective January 8, 2024, when the combined net assets of the Fund, Cabana Target Drawdown 10 ETF, and Cabana Target Leading Sector Moderate ETF are less than or equal to $750 million, and 0.64% when the combined net assets exceed $750 million. Cabana Target Drawdown 10 ETF and Cabana Target Leading Sector Moderate ETF are both advised by the Adviser and sub-advised by the Sub-Adviser. The expense limitation agreement will remain in effect at least through August 31, 2025 and may be terminated, without payment of any penalty, by the Trust for any reason and at any time.

The Registrant concedes that the disclosure would be more accurate if it were to state that the Board of Trustees of the Trust (the “Board”), as opposed to the Trust, had the ability to terminate the fee waiver and expense agreement at any time without penalty, as this is in fact what is contemplated and intended. However, the explicit terms of the agreement stipulate that the Trust, and not the Board, has the power to terminate the agreement and the Registrant believes that the disclosure set forth in the Registration Statement should reflect the actual terms of the agreement. However, the Registrant points out that this distinction is actually quite minor as the only parties with the authority to bind the Trust are the Trust’s officers (the “Officers”) and the Board, and both the Officers and the Board have been operating, and continue to operate, under the belief that the Trust would only terminate the agreement upon action taken by the Board. Accordingly, the Registrant represents and warrants to the Staff that the Trust would only terminate the agreement upon action taken by the Board. In addition, pursuant to the Staff’s comment, the Registrant represents that it will consider amending and restating this agreement in the near future so as to memorialize and further clarify this distinction.

Comment 2

The disclosure under the section entitled “Additional Principal Investment Strategies Information” in Item 9 states: “The Fund’s investment objective is to provide long-term growth and may be changed without shareholder approval.” The Staff notes that the disclosure previously stated that the Fund’s investment objective is a non-fundamental policy and may be changed without shareholder approval. If the investment objective of the Fund is a non-fundamental policy, please revise the disclosure to state that.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Fund’s investment objective to provide long-term growth is non-fundamental and may be changed without shareholder approval.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust Richard Coyle, Esq., Partner, Chapman and Cutler LLP